FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 10, 2016

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

 10 Hagavish Street

 Netanya, Israel 4250708

 ________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Press release dated August 10, 2016 – Cellcom Israel Ltd. Announces Extraordinary Meeting of Shareholders

2.	Notice of an Extraordinary General Meeting of Shareholders – Proxy Statement

Item 1

CELLCOM ISRAEL LTD. ANNOUNCES EXTRAORDINARY MEETING OF SHAREHOLDERS

NETANYA, Israel, August 10, 2016 – Cellcom Israel Ltd. (NYSE: CEL) announced today that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Wednesday, September 21, 2016, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel. The record date for the Meeting is Monday, August 22, 2016.

The agenda of the Meeting is as follows:

(1) approval of the Company’s Compensation Policy.

Quorum

Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Requirements

Item 1 requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the matter voted at the meeting vote in favor of the approval of the Company's Compensation Policy; or (ii) the total number of shares among the shareholders described in section (i) above voted against the approval of the Company's Compensation Policy does not exceed 2% of the aggregate voting rights in the Company.

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about August 24, 2016, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members other than the Tel Aviv Stock Exchange Clearinghouse. Shareholders that hold shares via the Tel Aviv Stock Exchange Clearinghouse may access the proxy statement and a form of Hebrew ballot via the following websites: http://www.magna.isa.gov.il and http://maya.tase.co.il.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.812 million cellular subscribers (as at June 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Item 2

CELLCOM ISRAEL LTD.

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Cellcom Israel Ltd. (the “Company”) will be held on Wednesday, September 21, 2016, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel, for the following purposes:

(1)  approval of the Company’s Compensation Policy.

Shareholders of record at the close of business on Monday, August 22, 2016 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange ("TASE") for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via the MAGNA online platform ("MAGNA") of the Israel Securities Authority ("ISA")) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 31(d) of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors,

Liat Menahemi Stadler

VP Legal and Corporate Secretary

Dated: August 10, 2016

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Cellcom Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of an Extraordinary General Meeting of Shareholders. The Meeting will be held on Wednesday, September 21, 2016, at 4:00 p.m. (Israel time), at the offices of the Company, 10 Hagavish Street, Netanya, Israel.

The agenda of the Meeting will be as follows:

(1)  approval of the Company’s Compensation Policy.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 17, 2016.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as described above. To be valid, a proxy must be properly executed and received by the Company not less than 72 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a TASE member for trading thereon, such shareholder may vote in person or via proxy at the meeting or by delivering or mailing (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA) to the offices of the Company at the address set forth above, Attention: Liat Menahemi Stadler, VP Legal and Corporate Secretary. Voting at the meeting or by way of a written ballot requires a proof of ownership (ishur baalut), as of the Record Date, issued by that TASE member. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received prior to the above deadline, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on Monday, August 22, 2016 (the "Record Date") will be entitled to vote at the Meeting. Proxies are being mailed to shareholders registered with our U.S. transfer agent (including those who hold shares via participants of the Depository Trust Company other than the TASE Clearinghouse) on or about August 24, 2016 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On June 30, 2016, 100,604,578 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate at least one-third of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

Voting Restrictions under our Telecommunications Licenses

We provide our cellular services under a non-exclusive general license granted to us by the Ministry of Communications of the State of Israel. We also hold several other licenses for the provision of certain telecommunications services. According to our licenses, investors are prohibited from acquiring or transferring (alone or together with relatives or with other parties who collaborate on a regular basis) our Ordinary Shares, directly or indirectly (including by way of creating a pledge which if foreclosed, would result in the transfer of shares), in one transaction or a series of transactions, if such acquisition or transfer will result in a holding or transfer of 10% or more of any of our means of control, or from transferring any of our means of control if as a result of such transfer control over our Company will be transferred from one party to another, without the prior approval of the Ministry of Communications. In addition, according to our licenses, if you hold more than 5% of our means of control, you may not (i) hold, directly or indirectly, more than 5% of the means of control in Bezeq – The Israeli Telecommunications Corporation Ltd., or Bezeq, which is the incumbent landline operator in Israel, or in another cellular operator in Israel (subject to certain exceptions), (ii) serve as an office holder of one of our competitors, other than in specific circumstances and subject to the approval of the Ministry of Communications, or (iii) be party to any arrangement whatsoever with Bezeq or another cellular operator that is intended or is likely to restrict or harm competition in Israel in the field of cellular services, cellular handsets or other services provided through the cellular network. For more details relating to these restrictions, please see “Item 4.B – Business Overview – Government Regulations—Our Principal License” and "Other Licenses" of our Annual Report for 2015 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 21, 2016, or our 2015 Annual Report, and our principal license, a convenience English translation of which is an exhibit to our Annual Reports. The holding and transfer restrictions under our licenses are posted on our website at www.cellcom.co.il under “Investor Relations – Corporate Governance - Legal & Corporate.”

As required under our license, our Articles of Association provide that any holdings of our Ordinary Shares that contravene the holding or transfer restrictions contained in our licenses will not entitle the holder thereof to voting rights. In addition, our licenses and our Articles of Association require that as a condition to voting by any shareholders, in person or by proxy, at any meeting of our shareholders, such shareholder must certify whether or not his, her or its holdings of our Ordinary Shares contravene any of the restrictions contained in our licenses.

The enclosed form of proxy includes a box to mark to confirm that your holdings of our Ordinary Shares do not contravene any of the holding or transfer restrictions set forth in our licenses. If you do not mark this box, your vote will not be counted. If only a portion of your holdings of Ordinary Shares so contravenes, you may be entitled to vote the portion that does not contravene. In that case, please contact the Company's VP Legal at +972-52-998-9595 for instructions on how to vote your non-contravening Ordinary Shares or, if you hold your shares in "street name", you may ask the representative managing your account to contact the Company on your behalf.

Share Ownership

Unless specified otherwise, the following table sets forth information regarding beneficial ownership of our shares as of June 30, 2016, by each person, or group of affiliated persons, known to us to be the beneficial owner of 5% or more of our outstanding shares.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes any shares issuable pursuant to options that are exercisable within 60 days of June 30, 2016. Any shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 100,604,578 ordinary shares outstanding as of June 30, 2016. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, our major shareholders do not have different voting rights and the persons named in the table have sole voting and investment power with respect to all ordinary shares held by them.

Name of Beneficial Owner	Shares Beneficially Owned
	Number	Percent

Discount Investment Corporation Ltd.*	45,926,502	45.65%
Psagot Investment House Ltd.**	7,955,825	7.91%
Directors and executive officers as a group (16 persons)***	615,647	0.61%

_____________

*	DIC, a public Israeli company traded on the Tel Aviv Stock Exchange, is owned 76.4% by IDB. Includes 30,325,647 ordinary shares held by DIC directly, 12,188,355 ordinary shares held by a wholly-owned subsidiary of DIC (namely, DIC Communication and Technology Ltd., an Israeli company) and 3,412,500 ordinary shares, representing approximately 3.39% of our issued and outstanding shares, held by two shareholders whose voting rights are vested in DIC. Does not include 62,999 ordinary shares (representing approximately 0.06% of our issued and outstanding shares) held as of June 30, 2016 by an indirect subsidiary of IDB for its own account and a total of 3,133,890 ordinary shares (representing approximately 3.12% of our issued and outstanding shares) held as of that date for members of the public through, among others, provident funds, mutual funds, pension funds, insurance policies and unaffiliated third-party client accounts, which are managed by an indirect subsidiary of IDB. DIC has directly appointed two directors in our company pursuant to our cellular license and our Articles of Association.

To our best knowledge, as of June 30, 2016, IDB, a private Israeli company whose debentures are listed on the Tel Aviv Stock Exchange, was wholly owned by the following companies indirectly controlled by Mr. Eduardo Elzstain: Dolphin Netherlands B.V., a company incorporated in the Netherlands, or Dolphin Netherlands; Inversiones Financieras Del Sur S.A., a private company registered in Uruguay, or IFISA; and Dolphin Fund Limited, an investment fund incorporated in Bermuda. Mr. Elsztain is the Chairman of each of the boards of directors of IDB and DIC.

Until February 2015, IDB was equally controlled by companies controlled by Eduardo Elsztain and a company controlled by Mordechay Ben Moshe. As a result of a rights offering effected by IDB in February 2015, the holdings of companies controlled by Eduardo Elsztain increased, while the holdings of the company controlled by Mr. Ben Moshe decreased. Subsequently, in October 2015, IFISA purchased all of the IDB shares previously indirectly held by Mr. Ben Moshe, and the control in IDB and consequently indirectly in us, changed. The change in control requires the approval of the Ministry of Communications. For additional details see our 2015 Annual Report under “Item 3. Key Information – D. Risk Factors – - Risks Related to our Business – There are certain restrictions in our licenses relating to the ownership of our shares. As a result of a change in control of IDB, we are currently not in compliance with the terms of our licenses" and "Item 4. Information on the Company – B. Business Overview – Government Regulations – Our Principle License".

Approximately 18% of DIC's outstanding shares have been pledged by IDB as collateral for a loan provided to IDB by Israeli financial investors.

Based on the foregoing, IDB (by reason of its control of DIC), companies controlled by Eduardo Elsztain (as described above), and Eduardo Elsztain may be deemed to share with DIC the power to vote and dispose of our shares beneficially owned by DIC. Each of these entities (other than DIC) and persons disclaims beneficial ownership of such shares, and all of these entities and persons disclaim beneficial ownership of our shares held under management of subsidiaries of IDB for others.

According to the Concentration Law, IDB and DIC may not retain control over our company beyond December 2019 so long as we are a third layer company in their pyramidal structure. IDB and DIC have announced that they are reviewing possible ways to comply with this restriction without having to forfeit control of us, such as by merging with each other or by taking IDB or DIC private (and making it free of publicly held debentures). There can be no assurance how or when this would occur, if at all. On March 31, 2016, pursuant to a court-approved arrangement, Dolphin Netherlands purchased all of IDB's publicly held shares, pursuant to which companies indirectly controlled by Eduardo Elsztain own all the shares of IDB. However, since IDB's debentures continue to be publicly traded, we are still considered a third layer company. For information about the Concentration Law, see our 2015 Annual Report under "Item 3.D Recent legislation in Israel affecting corporate conglomerates could adversely affect us."

**	Based on a Schedule 13G filed by Psagot Investment House Ltd. with the SEC on February 16, 2016, it has shared dispositive power with respect to 7,955,825 shares and shared voting power with respect to 4,675,019 shares.

***	Includes 561,000 ordinary shares issuable upon the exercise of stock options that are exercisable on, or within 60 days following June 30, 2016, and 54,647 ordinary shares held by Mr. Ami Erel as of June 30, 2016.

AGENDA OF THE EXTRAORDINARY GENERAL MEETING

Item 1 – Approval of the Company’s Compensation Policy

According to the Israeli Companies Law, or the Companies Law, a public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order.

In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by a special majority), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

The compensation policy must comply with specified criteria and guidelines and, in general, will be determined, among others, according to the following factors: (i) promoting the company's objectives, business plan and long term policy; (ii) creating appropriate incentives for the company's office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder's contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with the office holder's position.

A compensation policy must be re-approved once every three years. The board of directors is required to reevaluate the compensation policy from time to time, and upon any material change to the circumstances that existed at the time of its formulation. Our initial compensation policy was approved by our compensation committee and board of directors and subsequently approved by our shareholders in September 2013.

In August 2016, our Board of Directors approved, following the recommendation of our Compensation Committee, a Compensation Policy for Executive Officers and Directors, or the Compensation Policy, attached hereto as Appendix A.

In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the factors set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

The proposed Compensation Policy is designed to encourage pay for performance, align officer holders’ interests with those of the Company and its shareholders over the long-term, encourage balanced risk management and provide a competitive compensation package. The compensation elements which may be granted to officers pursuant to the Compensation Policy include: base salary, benefits and perquisites, cash bonuses, equity-based compensation, and termination and retirement arrangements. A significant portion of officer holders’ total compensation package is targeted to reflect the Company's short and long-term objectives and performance, as well as the officer holder's individual performance.

In addition, the proposed Compensation Policy includes measures designed to reduce officer holders' incentives to take unnecessary risks, such as caps on the value of cash bonuses and equity-based compensation that may be granted to officer holders, minimum vesting periods for equity-based compensation, and a compensation recovery clause.

The proposed Compensation Policy also addresses officer holders’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the achievement of the Company's objectives), and proportion between the compensation of officer holders and compensation of other employees, as a factor that should periodically be reviewed.

Pursuant to the proposed Compensation Policy, office holders will also be released from liability and will be provided with indemnification to the fullest extent permitted by law and the Company’s Articles of Association, and will also be covered by directors’ and officers’ insurance policies.

The proposed Compensation Policy will apply to compensation arrangements of office holders that will be approved after its adoption by the shareholders and will be periodically reviewed by our Compensation Committee and the Board of Directors to ensure that its provisions and implementation are aligned with the Company's compensation philosophy and with applicable legal and regulatory requirements.

At the Meeting, shareholders will be asked to approve the Compensation Policy, attached hereto as Appendix A.

Required Approval

The approval of the Compensation Policy requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the Compensation Policy voted at the meeting vote in favor of the approval of the Compensation Policy; or (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the Compensation Policy does not exceed 2% of the aggregate voting rights in the Company. DIC is deemed to be a controlling shareholder of the Company. According to the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Each of our office holders is deemed to have a personal interest in this matter. To avoid confusion, in the form of proxy card, we refer to such a personal interest as a "personal benefit or other interest".

The enclosed form of proxy includes a box you can mark to confirm that you are not a "controlling shareholder" and do not have a personal interest in this matter. If you do not mark this box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company's General Counsel for guidance on how to vote at +972-52-998-9595 or, if you hold your shares in "street name" you may ask the representative managing your account to contact the Company's General Counsel at the number above.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the Company’s Compensation Policy, attached as Appendix A to this proxy statement, is hereby approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the extraordinary General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our VP Legal and Corporate Secretary at the following address: Cellcom Israel Ltd., 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our VP Legal and Corporate Secretary must receive the written proposal no later than August 17, 2016. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than August 24, 2016.

POSITION STATEMENTS

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to 10 Hagavish Street, Netanya 4250708, Israel, Attn.: Liat Menahemi Stadler, VP Legal and Corporate Secretary no later than September 11, 2016 . Any position statement received will be filed on a Current Report on Form 6-K with the SEC and the ISA.

By Order of the Board of Directors,

Liat Menahemi Stadler

VP Legal and Corporate Secretary

Dated: August 10, 2016

Appendix A

Cellcom Israel Ltd.

Compensation Policy

Preamble

The Company’s compensation policy is designed to align executive officer compensation with the Company’s performance and to reflect best practices in executive officer compensation. The Company has created a pay-for-performance policy that is designed to align executive officer and shareholder interests by reinforcing the long-term growth, value creation and sustainability of the Company. The structure is designed to encourage a high degree of execution and rewards individuals for the achievement of objectives that ultimately create shareholder value. The structure is further designed to prevent executive officers from taking unnecessary risks in order to enlarge their compensation. The objective of the compensation policy is to attract, motivate and retain a talented management team that will continue providing unique solutions in a highly competitive and rapidly changing marketplace and deliver long-term value for all shareholders.

The Company's executive officer compensation policy refers to three main elements of compensation that include base salary, cash bonus compensation and equity-based compensation. The compensation package for each of our executive officers will include these three components.

The Compensation Committee and Board of Directors approve, periodically review and oversee the application of the Company's executive officer compensation programs.

Our Board of Directors monitors our executive officers' compensation structure annually in order to ensure that target total compensation for our executive officers is appropriate, considering our peer companies, overall company performance, individual executive officer's scope and size of responsibilities and performance during the previous year.

The policy will apply to any compensation determined after approval by the Company's shareholders and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of executive officers existing prior to the initial adoption of a compensation policy by the Company in 2013.

The compensation policy does not grant any rights to the Company’s directors and executive officers, and the adoption of the compensation policy does not grant any of the Company’s Directors and executive officers a right to receive any elements of compensation set forth in the compensation policy. The elements of compensation to which a director or executive officer will be entitled, will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Israeli Companies Law, 1999, or the Companies Law, and the regulations promulgated thereunder.

Executive Officer Pay for Performance

The Company’s compensation philosophy is to encourage our executive officers to make sound decisions and drive long-term value creation for our shareholders. For our executive officers, we believe that in order to increase shareholder value, our compensation structure must:

•	Have a substantial portion of pay “at risk” (i.e., pay that is not guaranteed); and

•	Link “at risk” pay to performance objectives that are directly aligned to the Company’s short and long-term performance objectives as well as strategic initiatives.

Effectively aligning the objectives of executive officer compensation with the interests of shareholders requires adopting compensation programs that motivate leadership to drive company performance to achieve sustainable top performance. To that end, our Board of Directors, at the recommendation of our Compensation committee, will establish cash and equity-based compensation plans with targets focused on rewarding individuals for strong company performance. In addition, because we believe that individuals should be rewarded based on the results of their contributions, we also consider individual performance in awarding incentive compensation.

Compensation Philosophy and Strategy

Our Board, at the recommendation of our Compensation Committee, has defined the following key objectives of our compensation programs for executive officers:

•	Drive the Company’s overall business strategy and results as they relate to long-term value creation;

•	Pay for performance by linking total compensation to defined performance objectives, both at the Company level and for each executive officer individually;

•	Attract and retain key executive officers by providing competitive total compensation opportunities, considering the Company's size, nature of operations and marketplace, while avoiding unnecessary risk taking by executive officers; and

•	Align executive officer and investor interests by focusing executive officer behavior on driving long-term value creation.

Compensation Risk Assessment

In designing our compensation policy, we reviewed our compensation policies and practices in order to determine whether they create risks that are likely to have a material adverse effect on the Company. We concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Company. Among the elements evaluated were the following:

•	The multiple elements of our compensation packages for executive officers, including base salary, annual cash incentive and equity-based compensation program which vest over a number of years and provide a balance of short-term and long-term compensations with fixed and variable components that promote the long-term sustainability of our business;
•	Equity-based compensation for our executive officers aligns the interests of the executive officers with those of our shareholders;
•	Independent oversight by the Compensation Committee;
•	Inclusion of claw-back provisions in the event of a material restatement of our financial statements for our financial performance based compensations;
•	Effective management processes for developing strategic and annual work plans, and strong internal controls over financial reporting;
• •

The structure of our cash bonus and equity-based compensation, which is based on a number of different performance measures to avoid employees placing undue emphasis on any particular performance measure at the expense of other aspects of the business; and

The cap on our executive officers' cash bonus and equity-based compensation, commensurable to objectives which do not motivate increased risk taking.

Compensation Principles

Peer Group Analysis. We use benchmarking as one of the tools for setting and reviewing our compensation system. To attract and retain our key executive officers, our goal is to provide compensation opportunities at competitive market terms. The Company’s peer group is made up of a minimum of 10 companies, including telecommunications companies and companies operating in other markets whose turnover are similar to the Company's, as recommended by the Company's independent compensation consultant. When using the benchmarking, our intent is to create a compensation structure that generally targets the median of our selected peer companies, but also allows total compensation to exceed the median when warranted due to company performance and/or individual experience, responsibilities and exceptional performance.

Additional Considerations. When deciding on or periodically reviewing each executive officer's total compensation, our Compensation Committee and Board of Directors consider the following: (1) each executive officer's individual attributes, including his/her education, skills, expertise, professional experience and achievements, the executive's role, his/her areas of responsibility and previous compensation arrangements (when applicable); (2) the ratio between our executive officer total target compensation and the total compensation of the rest of the company's employees and the Subcontractors' Employees engaged by the Company (as such term is defined under the Companies Law), and specifically the ratio to the average total compensation and the median total compensation of such employees, and the influence of those gaps on the working relations in the Company, taking into consideration the Company's size, nature of operations, employees composition, marketplace and comparative data. Our Compensation Committee and Board of Directors considered these ratios in the Company and determined that they do not adversely influence the working relations in the Company.

Caps and limitations. Our compensation policy sets the target total compensation comprising of the base salary, a 100% performance score for the cash bonus award and maximum equity-based compensation for our executive officers, as detailed hereunder. Our Compensation Committee and Board decide on each executive officer's total actual compensation which is limited by the target compensation, based on performance metrics as detailed hereunder. Our Board will not reduce the compensation package approved or any of its components, and will not place additional limitations, not detailed in this compensation policy, other than in unusual circumstances according to our Compensation Committee's and Board of Directors' discretion.

Compensation Recovery ("Claw back"). If our financial statements are materially restated within 4 years from publication thereof (other than restatement required due to changes in financial reporting standards), then the executive officers will repay prior payouts, in an amount of the excess over what the executive officer would have received according to the restated financial statements.

Overview of Executive officer Compensation –the Elements of Pay

Elements of Executive officer Compensation. In line with the philosophy described above, the following elements compose the compensation of our executive officers:

•	Base salary;
•	A cash bonus award;
•	Equity-based compensation awards; and
•	Termination arrangements.

Compensation Mix. Base salary and cash bonus and equity-based compensation awards make up the main elements of our executive officers’ total compensation package. The Company strives to ensure that a substantial portion of each executive officer’s total compensation is comprised of “at-risk” pay, with the targeted weight of each element out of the total compensation package of an executive officer being as follows:

•	base salary – 30%-50% for our CEO and 40%-60% for other executive officers;

•	cash bonus - 25%-45% for our CEO and 20%-40% for other executive officers; and
•	equity-based compensation* - 15%-45% for our CEO and 10%-40% for other executive officers.

*calculated per year, based on fair value at date of grant, with the value of the options amortized as compensation over the vesting period.

The ranges stated above represent the targeted compensation mix desired by the Company; however the actual ratio between fixed and variable elements may vary based on performance. For example, in a year with no or limited bonus, the percentage of base salary out of total compensation may be higher than stated above.

Our cash bonus and equity-based compensation awards are considered “at-risk” pay because they are not guaranteed and the recipients of the cash bonus awards must achieve specific performance objectives at corporate and individual levels to receive any payment.

Base Salary. The base salary varies between executive officers, and is individually determined according to past performance, educational background, prior business experience, qualifications, role and the business responsibilities of the executive officer. Since a competitive base salary is essential to our ability to attract and retain highly skilled professionals, we will seek to establish a base salary that is competitive with the base salaries paid to executive officers of a peer group of companies.

Accordingly, base salary shall generally target the 25%-75% percentiles of each executive officer's peer group salary, taking into consideration the aforementioned individual characteristics, as shall be reflected in a peer group analysis conducted by an independent consultant and reviewed by our Compensation Committee and Board of Directors, when such salary is set and/or updated. The Company's office holders’ average base salary percentile in 2015 (in relation to their peer group), based on a peer group analysis conducted by Prof. Moshe Zviran Ltd., an independent compensation consultant, was approximately 50%. The benchmarking indicates that the target Base Salary (i.e. 25%-75% percentiles of each executive officer's peer group salary), when applied to our CEO, ranges approximately between NIS 136K and NIS 166K and when applied to our other executive officers, ranges approximately between NIS 50K to NIS 92K per month.

The base salary may be linked to the Israeli Consumer Price Index, or CPI.

Benefits and Perquisites. The following benefits and perquisites may be granted to the executive officers in order, among other things, to comply with legal requirements:

•	Vacation of up to 30 days per annum;
•	Sick days of up to 30 days per annum;
•	Convalescence pay equivalent to up to 10 days per annum;
•	Monthly remuneration for an education fund, as allowed by applicable law;
•	Contribution on behalf of the executive officer to a manager's insurance policy or a pension fund, as allowed by applicable law; and
•	Contribution on behalf of the executive officer towards work disability insurance, as allowed by applicable law.

We may offer additional benefits and perquisites to the executive officers, which will be comparable to customary market practices, such as: company cellular phone and the costs of the use thereof; company car benefits; gifts for holidays and personal occasions (such as nuptials or birth of a child or grandchild), or for special projects; medical insurance, annual medical examination, professional associations membership fees etc.; provided however, that such additional benefits and perquisites shall be determined in accordance with our policies and procedures and with reference to the practice in peer group companies. The value of such additional benefits shall not exceed 30% of the executive officer's base salary.

Cash bonus. The Compensation Committee sets the cash bonus performance objectives and target bonus for each executive officer, at the start of each year, which are then reviewed and approved by the Board. For our CEO, these objectives are based on the Company's annual work plan and objectives. For our other executive officers, these objectives are based on the Company’s annual work plan and objectives at the corporate level and key strategic objectives each executive officer is expected to achieve during that year at the individual level, based on each executive officer's position and scope of responsibilities.

The cash bonus payout is determined based on actual performance of the Company and the executive officer in question (after elimination of material one time and reevaluation influences), in each of the performance objectives set for each executive officer, measured on a performance matrix. The results for each group of objectives (as detailed hereunder) are then combined into one performance score, based on the weight each performance objective was given.

•	Corporate performance objectives may include EBITDA*, net income, free cash flow*, Net Promoter Score, or NPS (indicating our subscribers' satisfaction with our services) and other Company performance objectives which the Company decides to focus on in a specific year. Corporate performance objectives weigh between 30% to 50% of the overall performance score of each executive officer and 80% for our CEO. In extreme cases, such as major changes in our market leading to annual work plan or budget adjustments, our Compensation Committee and Board of Directors may update the objectives to match such changes, during the first half of the relevant year.

•	Quantitative individual performance objectives may include specific NPS, the budget for the unit relevant to the executive officer, revenues from sales by the unit, recruiting subscribers by the unit and quality of network. These objectives weigh between 30% and 50% of the overall performance score of each executive officer.

•	Qualitative individual performance objectives may include corporate governance, risk management, leadership, response to major business changes, executing special projects, as per the CEO's evaluation of each executive officer and as per the evaluation of the CEO by the Compensation Committee and the Board of Directors. This component will weigh up to 20% of the overall performance score of each executive officer (including the CEO).

* EBITDA and Free Cash Flow are non-IFRS measures. For a definition of EBITDA see footnote (4) under "Item 5. Operating and financial review and prospects – Results of operations – Comparison of 2013, 2014 and 2015". Free Cash Flow is defined as (a) the net cash provided by operating activities minus (b) the net cash used in investing activities, excluding (i) short-term investments in tradable debentures and deposits and (ii) proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits.

Any payout of cash bonuses for any year will be subject to an additional minimum requirement of achieving an annual EBITDA of not less than 60% of the Company's EBITDA for the previous year. Such minimum requirements are in no way indicative of the Company's expectations or estimations for any fiscal year, and are provided in order to assure shareholders that no cash bonuses will be paid to office holders according to the Compensation Policy in years when the Company’s performance has deteriorated materially compared to the prior year.

Notwithstanding the aforesaid, for our executive officers, except the CEO, the Compensation Committee and the Board of Directors will have full discretion to determine the final cash bonus payout based, among other things, on the cash bonus performance score and/or additional considerations relevant to the performance and objectives of the Company and the relevant executive officer, including qualitative criteria.

Our Compensation policy sets a minimal threshold score of 75% of the combined target performance and a target bonus of 10 monthly salaries for our CEO and 5-7 monthly salaries for our other executive officers ("Target Bonus") for the target performance objectives, in line with each executive officer's capability to influence the Company's results of operations. Performance below the minimum threshold results in no payout. Performance score under the combined performance target and above the threshold results in a linear reduction in which a 5% reduction of the combined performance score represents a reduction of 10% of the Target Bonus (i.e. down to 50% of the Target Bonus for a performance score of 75% of the combined performance target). Performance score above the combined target performance rewards the executive officer with a linear addition to the Target Bonus in which a 5% addition of the combined performance score represents an addition of 10% to the Target Bonus and up to a maximum of 150% of the Target Bonus.

Following is a graphic representation of the cash bonus our executive officers may be entitled to:

Subject to the conditions and limitations set above, an executive officer who ceases to perform his/her role as an executive officer but has provided services to the company for at least 6 months of the relevant year, will be entitled to receive a cash bonus for that year, relative to the period in which he/she performed their duties during the relevant year. An executive officer who provides services to the Company for less than 6 months during the relevant year of cessation, will not be entitled to a cash bonus for that year. An executive officer who joins the Company during the relevant year, will be entitled to a portion of the bonus, relative to the period in which he/she performed their duties during the relevant year and provided such period is at least 6 month long.

The aggregate maximum payout of all of the executive officers' cash bonuses per annum shall not exceed 2% of the EBITDA for that calendar year (after elimination of material one time and reevaluation influences). In case of a positive EBITDA but negative net profit in a particular year, the Compensation Committee and the Board of Directors of the Company shall examine the circumstances leading to a negative net profit and shall consider reducing or cancelling the cash bonus for that year.

Equity-based compensation Plan. Under the Company's 2015 Share Incentive Plan or under any equity-based compensation plan adopted by the Company in the future, the Compensation Committee and Board may resolve to grant, from time to time, options or restricted share units ("RSUs"), or other instruments of equity-based compensation, to our executive officers.

The decision on equity-based compensation grant shall take into consideration each executive officer's position, scope of responsibilities, as well as its past performance and contribution to the Company.

In order to align executive officer and investor interests for creation of long term value, equity-based awards will include the following terms:

•	Awards will vest linearly over a minimum period of three years beginning on the first anniversary of the grant date. The terms of such equity-based awards may include provision for acceleration of vesting in certain events, such as in the event of a merger, a consolidation, a sale of all or substantially all of our consolidated assets, change of controlling shareholder, or the sale or other disposition of all or substantially all of our outstanding shares.

•	The exercise price of equity-based awards will be set so as to induce an incentive for long term value creation, but in any case, not lower than the higher of 5% above the average market price of the Company's share during the 30 day period preceding the date of grant, and the market price of the Company's share at the end of the trading day preceding the date of grant, and will be subject to customary adjustments including for dividend distributions.

•	The value of equity-based awards at the date of grant (in accordance with acceptable accounting principles) per each vesting annum (calculated on a linear basis), in addition to the Target Bonus (whether or not actually paid), will not exceed 70% of our CEO's and 60% of our other executive officers' total cost of employment in that calendar year. We believe a grant date cap is more appropriate than an exercise date cap as it better aligns long term value creation objectives.

•	The annual exercise of shares reserved for issuance upon the exercise of options of all the Company's executive officers will not dilute the Company's shareholders by more than 2% (in regards to option plans which contain a 'net exercise mechanism') of the Company's outstanding share capital for the year in which such options may be exercised.

Termination and Retirement. Our executive officers may be entitled to up to a 3 months advance notice period upon termination of their employment with the Company if worked in the Company for up to 3 years, or up to 6 month advance notice period if worked in the Company for over three years and will be required to provide the Company with the same notice when they initiate retirement from their position. The executive officer is obligated to work during such period and Company may decide, at its sole discretion, to waive actual work during that period, in whole or in part. Under special circumstances, the Company may, as approved by our Compensation Committee and Board of directors, grant an executive officer who worked in the Company for a minimum of two years and was not terminated for cause, a termination bonus equal to up to 3 monthly salaries of the executive officer, including benefits or an adjustment period of up to 3 month during which the executive officer will be entitled to continue to enjoy all compensation and benefits. In case the executive officer worked in the Company for a minimum period of five years, such termination bonus or adjustment period, may be up to 6 monthly salaries or 6 months, respectively. In deciding on the grant of a termination bonus or the like, our Compensation Committee and Board of Directors shall take into consideration the executive officer's term of employment, his/her compensation during his/her employment with the Company, the Company's performance during that period, the contribution of the executive officer to achieving the Company's objectives and increasing its profits and the circumstances of termination.

The Company may approve, upon termination of an executive officer’s employment, to amend the terms in connection with the executive officer’s equity-based compensation grants, such as extending the period for exercise of equity-based compensation upon termination, for longer periods than as set forth in the applicable plan, enabling acceleration of vesting of unvested equity-based compensation, while considering the same considerations stated above for a termination bonus.

The Company will not pay its executive officers any non-competition fees for post termination periods, although executive officers may be bound by post termination non-competition obligations.

Compensation for our directors

Our directors who are affiliated with our controlling shareholder and the chairman of the Board of Directors (appointed by our controlling shareholder) ("Controlling Shareholder Directors") will not be entitled to cash compensation for their services as directors, as we pay our controlling shareholder an annual management fee, which includes the Controlling Shareholder Directors services.

All directors who are not Controlling Shareholder Directors, including external directors, independent directors and other directors, will be entitled to a directors fees in accordance with the amount of statutory compensation to an external director of a dual-listed company allowed by the applicable Israeli law and regulations (as shall be updated from time to time).

Our directors will not receive cash bonuses or equity-based compensation.

Indemnification

Exemption from liability and liability insurance policy. Our articles of association allow us to exempt in advance a director and executive officer, or office holders, from liability to the company, in whole or in part, for a breach of his or her duty of care (except in connection with distributions) and we may enter into a contract for insurance against liability of any of our office holders with respect to certain breaches of his/her duties and certain financial liabilities and litigation expenses.

We maintain a liability insurance policy for the benefit of our office holders. Our directors and executive officers' coverage will not exceed $100 million per claim in the aggregate, and additional reasonable expenses in connection with defending lawsuits, and the premium will not exceed US$ 1 million per annum in any renewal or extension or substitution of the policy. Any such renewal or extension or substitution of the liability insurance policy for the benefit of our office holders (including those who are or are related to controlling shareholders or in respect of whom our controlling shareholders have a personal interest, who shall be insured under identical terms) do not require a separate approval of the Company's shareholders, in addition to the approval of this compensation policy (which in itself requires approval once every three years) if our compensation committee resolves that such renewal or extension or substitution upholds the limitations set above.

Indemnification. Our articles of association provide that we may indemnify our office holders against certain financial liability and litigation expenses. We have undertaken to indemnify our office holders for certain events listed in the indemnification letters given to them. Excluding reasonable litigation expenses, as noted above, the aggregate amount payable to all directors and officers and other employees who may have been or will be given such indemnification letters is limited to the amounts we receive from our insurance policy plus 30% of our shareholders’ equity as of December 31, 2001, or NIS 486 million, and to be adjusted by the Israeli CPI. The approval of the compensation policy by our shareholders shall not be considered as approval of the indemnification amount to the Company's office holders (over the amounts received from the Company's insurance policy).

The above exemption, indemnification and insurance coverage, are subject to the limitations set in the Companies Law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 10, 2016	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary